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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  )*


                               A+ Network, Inc.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  002033108
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                                (CUSIP NUMBER)


Elliott H. Singer, A+ Network, Inc., 2416 Hillsboro Road, Nashville, TN 37212,
                                (615) 385-4500
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 16, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                            (Page 1 of ___ Pages)
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CUSIP No. 002033108             SCHEDULE 13D   Page     2    of         Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Elliott H. Singer
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          Not applicable
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization

          United States of America
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                       (7)     Sole Voting Power
  Number of                    See Item 5
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See Item 5
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   See Item 5
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See Item 5
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,300,170
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          12.6%
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 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.















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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of A+ Network, Inc. (the "Company"), whose principal executive offices are located at 2416 Hillsboro Road, Nashville, Tennessee 37212 and at 40 South Palafox Street, Pensacola, Florida 32501.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Elliott H. Singer.

     (b) Mr. Singer's business address is A+ Network, Inc., 2416 Hillsboro Road Nashville, Tennessee 37212.

     (c) Mr. Singer serves as Chairman of the Board of Directors of the Company. The principal business of the Company is providing paging services. The Company's principal business addresses are 2416 Hillsboro Road, Nashville, Tennessee 37212 and 40 South Palafox Street, Pensacola, Florida 32501.

     (d) Mr. Singer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) During the last five years, Mr. Singer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

          See Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     (a) Mr. Singer beneficially owns 1,300,170 shares or 12.6% of the issued and outstanding Common Stock.


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     (b) Except as provided for in the Shareholders' Agreement between Mr.
Singer and Metrocall, Inc. (as defined in Item 6 below), Mr. Singer has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,300,170 shares of Common Stock.

     (c) On April 8, 1996, Mr. Singer transferred, as gifts, 2,000 shares of the Common Stock to various family members.

     (d) Except as provided for in the Shareholders' Agreement between Mr. Singer and Metrocall, Inc. (as defined in Item 6 below), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,300,170 shares of Common Stock beneficially owned by Mr. Singer.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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     Mr. Singer is a party to the A+ Shareholders' Option and Sale
Agreement, dated as of May 16, 1996 (the "Shareholders Agreement"), by and among Metrocall, Inc., a Delaware corporation ("Metrocall"), and Ray D. Russenberger, Brownlee O. Currey, Jr., Charles A. Emling III, Irby C. Simpkins, Jr., Mr. Singer, Summit Investors II, L.P., and Summit Ventures III, L.P., (the "Principal Shareholders"). The Shareholders Agreement grants Metrocall certain rights with respect to the Common Stock owned by each Principal Shareholder and the related Rights (the "Owned Shares"). The Owned Shares subject to the Shareholders Agreement aggregate 5,525,543 shares of voting common stock, representing approximately 53.8% of the Shares outstanding on May 16, 1996.
All of Mr. Singer's Owned Shares are subject to the Shareholders Agreement.
The principal terms of the Shareholders Agreement are as follows.

     Sale of Shares. The Shareholders Agreement provides that, subject to and conditioned upon the consummation of the Offer, each of the Principal Shareholders will sell to Metrocall a number of Shares equal to 40% of each of their Owned Shares (the "Cash Purchase Shares") for a cash purchase price of $21.10 per Share, or such higher price as shall be paid for Shares tendered pursuant to the Offer. The Cash Purchase Shares constitute 2,210,217 Shares or approximately 21.5% of outstanding Shares as of May 16, 1996.

     Voting Agreement and Proxy. Pursuant to the Shareholders Agreement, each Principal Shareholder agreed during the term of the Shareholders Agreement to vote in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 16, 1996, between Metrocall and the Company (the "Merger Agreement"), and against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries or the issuance of any securities of the Company or any subsidiary or (iii) any change in the Board of Directors of the Company. The Agreement also irrevocably appoints Metrocall or its officers as each Principal Shareholder's proxy during the Option Period to vote all Owned Shares (other than Shares purchased by Metrocall) as specified above. The Proxy is exercisable only during the Option Period (defined below).

     The Principal Shareholders also granted Metrocall several options to purchase Shares, each subject to a separate set of conditions.

     Scenario I Option. Pursuant to the Shareholders Agreement, each Principal Shareholder granted Metrocall an irrevocable option (the "Scenario I
Option") to purchase all, but not less than all, of the Owned Shares other than the Cash Purchase Shares



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previously purchased by Metrocall and certain Owned Shares of
Ray D. Russenberger (the "Scenario I Option Shares") which are subject to previous options in favor of certain employees of the Company (the "RR Option Shares").

     The Scenario I Option may be exercised by Metrocall following satisfaction of the Exercise Conditions (defined below), for a period commencing upon the later to occur of (i) 61 days after Metrocall has delivered the Evidence of Financing (as defined below) and (ii) the receipt by Metrocall of a Regulatory Order from the FCC, and ending on the earlier of six months after the closing of the purchase by Metrocall of the Cash
Purchase Shares or the termination of Shareholders Agreement in accordance with its terms (the "Option Period"). Should Metrocall elect to exercise the Scenario I Option, Metrocall will be obligated to furnish to the Company evidence of financing (the "Evidence of Financing") enabling it to finance the offer to repurchase the Company's 11 7/8% Senior Subordinated Notes in accordance with the terms of the Change In Control provisions of the Indenture governing such Notes. "Regulatory Order" shall mean an action taken or order issued by the FCC with respect to the FCC licenses of the Company (as defined in the Merger Agreement) as to which (i) no request for stay by the FCC of the action or order is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it has passed; and (ii) with respect to an action taken or order issued by the FCC granting consent to the Merger, such consent shall be without material adverse conditions, other than conditions that have been agreed to by the Company and Metrocall or that are routine conditions with respect to transfers of this nature.

     The Exercise Conditions, each of which is required to be satisfied prior to the exercise of the Scenario I Option, are: (i) the occurrence of the closing of the purchase by Metrocall of the Cash Purchase Shares; (ii) the valid approval and adoption of the Merger Agreement by the shareholders of Metrocall; and (iii) the absence of any material breach by Metrocall of its obligations and agreements in the Merger Agreement.

     Scenario II Transactions. The Shareholders Agreement provides that Metrocall shall purchase the Adjusted Owned Shares (as defined below) upon the occurrence of a Scenario II Trigger Event. A Scenario II Trigger Event shall have occurred if (i) prior to expiration of the Offer, the tender offer called for by the Merger Agreement (the "Offer"), the Company receives an acquisition proposal (a proposal relating to a possible acquisition of the Company by merger or purchase of assets, or tender offer for more than 5% of the Shares) or if the proposal to adopt the Merger Agreement shall not have been adopted by the shareholders of the Company and all Shares owned by Metrocall are voted in favor of the proposal, (ii) the Offer expires in accordance with its terms without any Shares accepted for payment in circumstances in which all conditions to the Offer other than the Minimum Condition (as defined in the Merger Agreement) or a condition relating to an injunction enjoining the Merger shall have been satisfied, and (iii) within two business days after the expiration of the Offer, Metrocall gives notice





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to the Company and Principal Shareholders of its election not to terminate the Merger Agreement in accordance with its terms based on (i) the failure of the shareholders of the Company to approve the proposal to adopt the Merger Agreement, (ii) the withdrawal by the Company's board of directors of its approval of the Merger Agreement or their failure to recommend against another acquisition proposal or (iii) the execution of an agreement in principle relating to another acquisition proposal or other business combination with a person other than Metrocall.

     The "Adjusted Owned Shares" is such number of Shares, as selected by Metrocall, that in the aggregate is greater than 40%, but does not exceed 49.9% (or such lesser percentage as may be required by applicable law), of the issued and outstanding Shares on the date of calculation. The RR Option Shares will be disregarded for purposes of calculating the Adjusted Owned Shares for each shareholder's pro rata share of the option on the Adjusted Owned Shares.

     Scenario II Option. Subject to the Closing of the sale of the Adjusted Owned Shares, Metrocall is obligated under the Shareholders Agreement to use its reasonable best efforts to commence a new tender offer, to the extent permitted by applicable law, including the receipt of requisite FCC regulatory approvals, pursuant to which Metrocall shall offer to purchase no less than the number of Shares constituting the Minimum Condition for the Offer at a price no less than the highest price offered in the Offer ("Scenario II Tender Offer"). In such event, and subject to and conditioned upon the purchase of Shares pursuant to the Scenario II Tender Offer, Metrocall has an exclusive and irrevocable option during the Option Period, to purchase all, but not less than all, of the Owned Shares other than Adjusted Owned Shares previously purchased by Metrocall and the RR Option Shares (the "Scenario II Option Shares"), which option (the "Scenario II Option") shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option.

     Scenario II Mandatory Share Purchase. Subject to the Closing of the sale of the Adjusted Owned Shares, in the event that a Scenario II Tender Offer expires without Metrocall purchasing any shares, the Shareholders Agreement obligates Metrocall to use its reasonable best efforts to acquire as soon as practicable the remainder of the Scenario II Option Shares. In such event, Metrocall shall have an exclusive and irrevocable option during the Option Period ("Mandatory Option") to purchase all, but not less than all, of the remainder of the Scenario II Option Shares and Metrocall shall be required to exercise such option as promptly as possible. Metrocall is also prohibited from effecting the Merger unless prior to the Effective Time, Metrocall shall have exercised the Mandatory Option, which shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option.

     Termination. The Shareholders Agreement terminates on the earliest of (i) the expiration of the Option Period, (ii) the purchase by Metrocall of all Owned Shares (other than the RR Option Shares) pursuant to Shareholders Agreement, (iii) the




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agreement of the parties to the Shareholders Agreement to terminate the
Shareholders Agreement, (iv) consummation of the Merger, (v) two business days after termination or expiration of the Offer without the purchase of any Shares pursuant thereto unless Metrocall shall have purchased Shares following a Scenario II Trigger Event in accordance with the Shareholders Agreement, and (vi) termination of the Merger Agreement pursuant to its terms, and in any event the Shareholders Agreement shall terminate on March 16, 1997.

     Metrocall, Inc. is a provider of paging and related services and has its principal executive offices at 6677 Richmond Highway, Alexandria, Virginia 22306.


   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as Exhibits to this statement:



    EXHIBIT                       EXHIBIT
    NUMBER                        -------
    -------
       1                 -- Shareholders' Option and Sale Agreement
                            dated as of May 16, 1996 by and among Metrocall, Inc., and Ray D. Russenberger, Brownlee O. Currey, Jr., Charles A. Emling III, Irby C. Simpkins,
                            Jr., Elliott H. Singer, Summit Investors II, L.P. and Summit Ventures III, L.P.



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                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Elliott H. Singer
                                                ---------------------
                                                Elliott H. Singer


Dated:  May 24, 1996